EXHIBIT 99.1

SCAILEX CORPORATION LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 30, 2007

Tel Aviv, Israel
April 4, 2007

To the Shareholders of Scailex Corporation Ltd. (“we”, “Scailex” or the “Company”):

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Shareholders (the “General Meeting” or the “meeting”) of Scailex will be held at the offices of Israel Petrochemical Enterprises Ltd., Amot Mishpat House, 4th Floor, 8 Shaul Hamelech Boulevard, Tel Aviv, Israel, on Monday, April 30, 2007 at 2:00 p.m. (Israel time).

The agenda of the meeting will be as follows:

(1)	to approve a service agreement with Globecom Investments Ltd., relating to the services of Eran Schwartz, active Chairman of the board of directors of the Company; and

(2)	to approve the grant of exculpation to the Company’s office holders.

Shareholders of record at the close of business on March 26, 2007 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the General Meeting in person.

Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you must either direct the entity through whom your shares are held on how to vote your shares, or obtain a legal proxy to vote the shares at the meeting. In the case of shares traded on The Tel-Aviv Stock Exchange, generally you must obtain a certificate of ownership from the member of The Tel-Aviv Stock Exchange through whom your shares are registered in order to vote the shares at the meeting.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

By order of the Board of Directors,

YAHEL SHACHAR
Chief Executive Officer

SCAILEX CORPORATION LTD.
(Israel Company Number: 52-003180-8)

3 Azrieli Center, Triangular Tower, 43rd Floor
67023 Tel Aviv, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

This proxy statement is furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at an Extraordinary General Meeting of Shareholders (the “General Meeting” or the “meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The meeting will be held on Monday, April 30, 2007 at 2:00 p.m. (Israel time) at the offices of Israel Petrochemical Enterprises Ltd., Amot Mishpat House, 4th Floor, 8 Shaul Hamelech Boulevard, Tel Aviv, Israel.

Purpose of the Extraordinary General Meeting

It is proposed that at the meeting resolutions be adopted: (1) to approve a service agreement with Globecom Investments Ltd., relating to the services of Eran Schwartz, active Chairman of the board of directors of the Company; and (2) to approve the exculpation of the Company’s office holders.

Voting and Proxies

We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12 per share. Only holders of record of our ordinary shares at the close of business on March 26, 2007 are entitled to vote at the General Meeting.

Shareholders may elect to vote their shares once, either by attending the meeting in person or by a duly executed proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you must either direct the entity through whom your shares are held on how to vote your shares, or obtain a legal proxy to vote the shares at the meeting. In the case of shares traded on The Tel-Aviv Stock Exchange, generally you must obtain a certificate of ownership from the member of The Tel-Aviv Stock Exchange through whom your shares are registered in order to vote the shares at the meeting.

A form of proxy for use at the meeting and a return envelope are enclosed. Shareholders may revoke the authority of their duly executed proxies at any time, prior to the commencement of the meeting. This can be done either by sending a written notice of revocation, or a duly executed proxy bearing a later date, to the Company, or by attending the meeting and voting in person. Duly executed proxies must be provided to the Company at least twenty-four (24) hours prior to the meeting. Shares represented by a duly executed proxy will be voted as indicated in the form of proxy, unless no preference is noted, in which case they will be voted in favor of the resolutions on the agenda. Forms of proxy will be mailed to listed shareholders on or about April 4, 2007. Proxies will be solicited chiefly by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, facsimile or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our ordinary shares.

We had outstanding on March 26, 2006, 38,178,363*1  Does not include 5,401,025 ordinary shares that are deemed issued but considered treasury shares, of which (i) 4,952,050 ordinary shares were purchased by us in June 2004 in a self tender offer, and (ii) 448,975 ordinary shares were purchased on our behalf under an approved share repurchase program established in 1998. ordinary shares, each of which is entitled to one vote upon each of the matters to be presented at the meeting. The holders of 33 1/3% of our outstanding ordinary shares, present in person or by proxy and entitled to vote, will constitute a quorum at the General Meeting. On each of the matters considered at the meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present. If, within half an hour from the time fixed for the commencement of the meeting, a quorum is not present, the meeting shall stand adjourned to Monday, May 7, 2007, at the same time and place.

OWNERSHIP OF SCAILEX SHARES

The following table sets forth certain information, as of March 26, 2007 (unless otherwise indicated below), concerning (i) the persons or entities known to us to beneficially own more than 5% of our outstanding ordinary shares (including shareholders known to us to be affiliated with such persons or entities) and (ii) the number of our ordinary shares beneficially owned by our directors and members of our senior management as a group:

	Ordinary Shares
	Beneficially Owned(1)
Name and Address	Number of Shares		Percent

Petrochemical Holdings Ltd., a wholly owned	19,112,255		50.06%
subsidiary of Israel Petrochemical Enterprises Ltd. (2)
8 Shaul Hamelech Boulevard, 64733 Tel Aviv, Israel

Suny Electronics Ltd., Tao Tsuot Ltd. and affiliates (3)	10,560,413		27.66%
46 Ben Zion Galis Street, 49277 Petach Tikva, Israel

All our directors and members of our senior management	58,300	(4)	Less than 1%
as a group (consisting of 11 persons)

(1)
Percentages in this table are based on the number of outstanding ordinary shares carrying voting rights as of March 26, 2007 (namely, 38,178,363 shares). The number of shares owned by any shareholder or group named above includes the shares underlying options held by such person(s) that are exercisable within 60 days of March 26, 2007.

(2)
Based upon a Schedule 13D filed with the SEC on July 20, 2006 by Petrochemical Holdings Ltd. (“PHL”), reports filed with the Israeli Securities Authority by Israel Petrochemical Enterprises Ltd. (“IPE”) and their affiliates, and supplement reports to the Company.

Modgal Industries (99) Ltd (“Modgal Industries”) of 12 Ramat Yam Street, 46851 Herzlia, Israel holds 61.66% of the shares of IPE, and Modgal Ltd., of the same address, holds 50.1% of the shares of Modgal Industries. PHL, IPE, Modgal Industries and Modgal Ltd. are Israeli corporations, and IPE is a public company whose shares are traded on The Tel-Aviv Stock Exchange. Accordingly, Modgal Industries and Modgal Ltd. may be deemed to share with PHL and IPE the power to vote and dispose of the Scailex shares held by PHL and IPE.

The shares of Modgal Ltd. are owned by Gima Investments Ltd. (50%), I.D. Federman Holdings Ltd. (47%) and Eran Schwartz, active Chairman of our board of directors (3%) (see Proposal 1 below). The shareholders of Gima Investments Ltd. are Jacob Gottenstein (37.5%), Alex Passal (37.5%), Arie Silverberg (12.5%) and Micha Lazar (12.5%), and the shareholders of I.D. Federman Holdings Ltd. are Adi Federman (49%), Shelly Federman (49%) and Irit Federman (2%). Irit Federman is the mother of Adi Federman, and Shelly Federman.

European Holdings International Ltd. (“EHI”), a company incorporated under the laws of the British Virgin Islands, of 3076 Sir Frances Drakes Highway, PO Box 3463, Road Town, Tortola, BVI, owns 23.03% of the outstanding shares of Modgal Industries. The shares of EHI are owned by Petrol Investments Ltd. (50%) and Petco Investments Ltd. (50%). The shareholder of Petrol Investments Ltd. is David Federman, the husband of Irit Federman and the father of Adi Federman and Shelly Federman. Petco Investments Ltd. has the same shareholders as Gima Investments Ltd.

(3)	Based upon a Schedule 13D/A filed with the SEC on March 23, 2007 by Suny Electronics Ltd. (“Suny”), Tao Tsuot Ltd. (“Tao”) and their affiliates, and subsequent notices to the Company. As of April 1, 2007, their holdings consisted of 4,725,935 Scailex shares held directly by Suny, 5,717,416 Scailex shares held directly by Tao, and 117,062 Scailex shares held directly by Harmony (Ben Dov) Ltd. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 68% of the shares of Suny. Mr. Ben Dov holds directly 71.59% of the shares of Tao and Harmony (Ben Dov) Ltd., a company 100% owned by Mr. Ben Dov, holds a further 9.71% of the shares of Tao. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 10,545,913 Scailex shares held by Suny, Tao and Harmony (Ben Dov) Ltd. (all of which are Israeli corporations). Suny and Tao are public companies whose shares are traded on The Tel-Aviv Stock Exchange.

(4)	Includes 56,000 stock options exercisable into ordinary shares within 60 days of March 26, 2007.

PROPOSALS FOR THE EXTRAORDINARY GENERAL MEETING

ITEM 1 -SERVICE AGREEMENT WITH GLOBECOM INVESTMENTS LTD. RELATING TO THE SERVICES OF ERAN SCHARTZ

Under Israel’s Companies Law, 5759 - 1999 (the “Companies Law”), a transaction between Scailex and a third party in which a director of Scailex has an interest, must be approved by Scailex’s audit committee, board of directors and shareholders, in that order.

On March 20, 2007, Scailex’s remunerations committee, audit committee and board of directors approved the terms of a service agreement (the “Service Agreement”) with Globecom Investments Ltd. (“Globecom”) relating to the services of Eran Schwartz, a director of Scailex and active Chairman of its board of directors. Globecom is a company controlled by Mr. Schwartz.

Mr. Schwartz has been active Chairman of the board of directors of Scailex since his appointment on July 18, 2006. He is also Chief Executive Officer of IPE and of I.D. Federman Holdings Ltd. and has held such positions for in excess of the last five years. He is also a director of Mogdal Ltd. and director of its subsidiaries. In addition, Mr. Schwartz serves as the Chairman of Scailex Vision (Tel Aviv) Ltd. and Petroleum Capital Holdings Ltd., and director of IPE, Avgol Industries (1953) Ltd., Camera Corp Ltd., Wet Water Ltd., Secure Pharmaceuticals Ltd., Maccabi Tel Aviv Basketball Club (1995) Ltd and Globecom. Mr. Schwartz holds a bachelors degree in economics and business management and a masters degree in business administration from Tel Aviv University, Israel.

The board of directors of the Company consider that Mr. Schwartz has proven experience, know-how and abilities in the management of companies and the improvement of their results of operation.

The following is a summary of the main provisions of the Service Agreement:

•
Globecom is a private company controlled by Mr. Schwartz and shall remain so throughout the currency of the agreement. It will make available to the Company the service of Mr. Schwartz as active Chairman of Scailex’s board of directors, such services to be performed exclusively by Mr. Schwartz. The extent of such services shall be determined according to the actual needs of the Company.

•	The agreement shall commence with effect from July 18, 2006 and shall remain in effect for an indefinite period, although either party may terminate it upon giving six months notice in advance.

•
The consideration that the Company shall pay to Globecom in respect of the services to be performed by Mr. Schwartz will be 100,900 shekels per month, linked to the Israel Consumer Price Index, of which 75,000 shekels represents basic remuneration and the balance represents the estimated cost of social benefits.

•
In addition, with effect from 2007, Globecom will be entitled to receive an annual bonus from Scailex, based upon the financial results of the Company of the same year, pro rata in the event of such services being provided by Mr. Schwartz for only part of a year. The amount of the bonus will be determined by the audit committee and board of directors of the Company, but shall not exceed 2% of the total annual profits of Scailex, before taxes on income (including net profit before taxes, on income from special items).

The said annual bonus shall be determined having regard to the following parameters: (a) steps taken by the Company, as a holding company, to improve its investment and holding portfolio, including material transactions relating to the purchase and sale of holdings; (b) achievements in raising finance and replacing sources of finance for the Company’s investments; and (c) improving holdings and contributing to the success of investee companies and assisting and promoting strategic moves in the investee companies.

Based upon the Company’s consolidated financial statements for the year ended December 31, 2006, had an annual bonus been payable to Globecom for such year, the maximum amount of such bonus, for a full year, would have been 1.31 million shekels. However, no annual bonus will be paid in respect of 2006.

•
The Company will also provide a class 7 motor vehicle and pay all the expenses thereof, including a supplemental amount to reflect the tax payable on the grossed-up value; at a total estimated cost of 18,000 shekels per month.

•
In addition, the Company will reimburse reasonable expenses, pay the cost of a telephone and a fax at Mr. Schwartz’s home and a mobile telephone, including, where applicable, supplemental amounts to reflect the tax payable on the grossed-up value of such items.

•
The Company will insure Mr. Schwartz, and Globecom (to the extent possible), within the framework of its directors and officers liability insurance and will grant to them indemnification and exculpation similar to that granted to other office holders of the Company (see Proposal 2 below).

•
All amounts due under the agreement will be paid monthly in advance, together with valued added tax, where applicable, against the submission of invoices, except for the annual bonus, which will be paid against invoice following approval thereof.

•
Scailex and Mr. Schwartz shall not be deemed as having an employer-employee relationship, and Globecom will indemnify Scailex in connection with any damage or expenses resulting from a claim that Mr. Schwartz was an employee of the Company.

•
In the event of the Company resolving to award stock options to Mr. Schwartz within the framework of its office holder or key employee incentive plans, such award will be subject to all requisite approvals, which includes approval by the Company’s shareholders pursuant to the provisions of the Companies Law.

Proposal 1

It is proposed that at the meeting the following resolution be adopted:

“RESOLVED that the terms of a service agreement between Scailex Corporation Ltd. and Globecom Investments Ltd. relating to the services of Mr. Eran Schwartz, as approved by the audit committee and board of directors of the Company, be, and they hereby are, approved.”

Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution.

The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 2 —EXCULPATION TO THE COMPANY’S OFFICE HOLDERS

Under the Companies Law, an Israeli company may not exempt an office holder (as such term is defined in the Companies Law and includes directors and members of senior management) from liability with respect to a breach of his or her duty of loyalty, but may exempt or exculpate an office holder in advance from his or her liability to the company, in whole or in part, with respect to a breach of his or her duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so. The articles of association of Scailex allow it to exempt and exculpate its office holders to the fullest extent permitted by law. The indemnification or exculpation of office holders requires the approval of a company’s audit committee and board of directors (in that order) and, in the case of directors, approval must then be given by the company’s shareholders.

At the 2005 Annual General Meeting of the Company’s shareholders held on December 29, 2005, shareholders approved terms of indemnification for the Company’s office holders, such terms of indemnification having previously been approved by the Company’s audit committee and board of directors.

The Company now proposes to exculpate its office holders from all liability to the Company, directly or indirectly, for any damage caused or that may be caused by you to the Company resulting from a breach of office holders’ duty of care towards the Company in connection with the fulfillment of their responsibility as office holders, subject to applicable law. The terms of exculpation were approved by the Company’s audit committee and board of directors on March 20, 2007, subject to approval by shareholders, and are set forth in a Letter of Exculpation to be provided by the Company to each office holder, including persons who may serve from time to time in the future as an office holder of the Company, acknowledged by the office holder. The form of the Letter of Exculpation is contained in Appendix A to this Proxy Statement. Such exculpation shall be in addition to the terms of indemnifications already afforded to the Company’s office holders.

The Company’s audit committee and board of directors believe that providing such exculpation to its office holders is an important factor in attracting and retaining highly-qualified individuals to serve the Company and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

Proposal 2

It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the Company may exculpate its directors and other office holders, including persons who may serve from time to time in the future as an office holder of the Company, (whether or not such office holder may be deemed to be a controlling shareholder), by providing the office holder with a Letter of Exculpation substantially in the terms set forth as Appendix A to the Proxy Statement relating to the Extraordinary General Meeting of the Company to be held on April 30, 2007.”

Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution.

The board of directors recommends a vote FOR approval of this proposed resolution.

By order of the Board of Directors,

YAHEL SHACHAR
Chief Executive Officer

Dated: April 4, 2007

APPENDIX A

To:	Date: ________________
___________________________

Scailex Corporation Ltd.
(the “Company”)

Letter of Exculpation
(this “Letter” or this “Letter of Exculpation”)

This Letter of Exculpation refers solely to your actions as an "Office Holder" of the Company, as such term is defined in Section 1 of Israel’s Companies Law, 5759 - 1999 (the "Companies Law").

The Company hereby exculpates you from all liability to the Company, directly or indirectly, for any damage caused or that may be caused by you to the Company resulting from a breach of your duty of care towards the Company in connection with the fulfillment of your responsibility as an Office Holder subject to applicable law, including Sections 258 - 263 of the Companies Law.

The above exculpation will not include counter claims filed against you by the Company in a lawsuit initiated by you.

The obligations of the Company under this Letter of Exculpation shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Letter and any provision of law that cannot be superseded, changed or amended, such provision of law shall supersede the specific provision in this Letter, but shall not limit or diminish the validity of the remaining provisions of this Letter.

This Letter shall be governed by the laws of the State of Israel.

In witness whereof, the Company has executed this Letter by its duly appointed authorized signatories.

SCAILEX CORPORATION LTD.

By ________________________________	and	By ________________________________
Name:	Name:
Title:	Title:

I hereby confirm receiving this Letter and consent to all its terms.

___________________
Office Holder

Date: _______________

A-1